August 20, 2003

To Our Stockholders:

I am pleased to inform you that on August 12, 2003 DMI Furniture, Inc. entered into an Agreement and Plan of Merger with Flexsteel Industries, Inc., a manufacturer of upholstered furniture for home use and furnishings for boats and recreational vehicles. Under the Agreement, Churchill Acquisition, Inc. an affiliate of Flexsteel, has commenced a cash tender offer to purchase all of the outstanding shares of DMI Common Stock for $3.30 per share (the “Offer”). The Offer will be followed by a merger in which any shares not tendered in the Offer will be converted into the right to receive $3.30 per share in cash, without interest. The Offer is conditioned upon, among other things, at least a majority of DMI’s outstanding shares, determined on a fully diluted basis, being validly tendered and not withdrawn before the expiration of the Offer. The Offer is currently scheduled to expire at midnight, New York City time on Wednesday, September 17, 2003, unless otherwise extended.

Your Board of Directors has determined that the Offer and the Merger are fair to and in the best interests of DMI’s stockholders, unanimously approved the Offer, and recommends that stockholders accept the Offer and tender their shares.

In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors, which are described in the attached Schedule 14D-9 that DMI has filed today with the Securities and Exchange Commission. These factors include, among other things, the opinion of Mann, Armistead & Epperson, Ltd., financial advisor to our special committee, that the merger consideration being offered by Flexsteel to DMI’s stockholders pursuant to the Offer is fair to our stockholders from a financial point of view as of the date of the opinion. A copy of the opinion letter is included in the Schedule 14D-9 and should be read carefully in its entirety for a description of the procedures followed, the factors considered, and the assumptions made by Mann, Armistead & Epperson. The Board also considered the unanimous favorable recommendation of a special committee comprised of four directors, all of whom are independent directors, and the historic market price of the Company’s stock, noting that the stock has continuously traded in the $1.25 to $3.00 range for the past several years.

In addition to the attached Schedule 14D-9 relating to the Offer, also enclosed is the Offer to Purchase of Churchill Acquisition, Inc. dated August 20, 2003, together with the related materials to be used for tendering your shares. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your shares.

I urge you to read the enclosed materials carefully and promptly.

If you would wish to tender your Shares in this transaction, you must comply with the instructions set forth in the enclosed materials by the applicable deadlines.

Sincerely,

Donald D. Dreher

Chairman, President and Chief Executive Officer